Exhibit 17.1

BOAZ LOWENSTEIN

August 18, 2013

To:
Progaming Platforms Corp.
Erez Zino, CEO

Dear Erez:

Following our last few meetings and as a result of my current employment commitments that prohibit me from contributing time and efforts to Progaming Platforms Corp., I hereby resign all my duties as CTO and director.

Kind regards,

/s/ Boaz Lowenstein